SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 1, 2004


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures: Announcement dated March 18, 2004 - BBC World Service's news package is now available for Turkcell's subscribers

            Statement made to the Capital Markets Board dated March 19, 2004 - Turkcell has passed the prequalification round in Pakistan GSM license tender.

            Statement made to the Capital Markets Board dated March 26, 2004 - Turkcell will not bid for Oman GSM license.

            Statement made to the Capital Markets Board dated April 1, 2004 - The Telecommunication Authority fines Turkcell regarding national roaming

            Statement made to the Capital Markets Board dated April 1, 2004 - Turkcell BoD decisions dated March 31, 2004

MAILING - ANNOUNCEMENT



DATE: 18-03-04
SUBJECT: BBC World Service's news package is now available for Turkcell's subscribers


BBC World Service's news package is now available for Turkcell's subscribers


Previously, Turkcell announced the launch of its mobile interaction platform under the brand Shubuo in June 2003, which is managed under Turkcell's wholly owned subsidiary MAPCO. Currently, under the Shubuo brand, Turkcell subscribers have access to service packages on key interest areas such as news, finance, football, flirt, city life and music.


The BBC news package is aimed at customers who want to follow up international news in Turkish. The subscribers of this service will receive an average of four SMS messages and will be able to listen to the audio news update twice on a daily basis.


Through continuing improvement of such tailor made services Turkcell aims at improving customer loyalty. Turkcell will maintain its commitment to customer centered product development and will continue providing value-added-services for its customers.



For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)



                               www.turkcell.com.tr
                               -------------------

[TURKCELL LOGO GRAPHIC OMITTED]



         TURKCELL HAS PASSED THE PREQUALIFICATION ROUND IN PAKISTAN GSM
                                 LICENSE TENDER



Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets
         Board.


                                                         Istanbul Stock Exchange

                                                                  ISTANBUL
                                                                  --------

Special Subjects:
----------------

The announcement prepared according to the request of Istanbul Stock Exchange is as follows.

As stated before, Turkcell is interested in GSM license tenders abroad. In this context, Turkcell has applied for prequalification in Pakistan GSM license tender and has been approved by the regulator.

Turkcell will evaluate the tender after the announcement of tender prospectus and have not yet made a final decision regarding its participation.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                               TURKCELL ILETISIM HIZMETLERI A.S.

                                    Koray Ozturkler           Nihat Narin
                                    Investor Relations        Investor Relations
                                    19.03.2004, 12:15         19.03.2004, 12:15


For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)

[TURKCELL LOGO GRAPHIC OMITTED]

                   TURKCELL WILL NOT BID FOR OMAN GSM LICENSE


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets
          Board.


                                                         Istanbul Stock Exchange

                                                                  ISTANBUL
                                                                  --------


Special Subjects:
----------------

In previous announcements, Turkcell stated its interest in GSM license tenders abroad and in this context its interest in the Oman GSM license tender. After the evaluation process Turkcell decided not to participate in the tender.





We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                               TURKCELL ILETISIM HIZMETLERI A.S.

                                    Koray Ozturkler           Nihat Narin
                                    Investor Relations        Investor Relations
                                    26.03.2004, 09:30         26.03.2004, 09:30


For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------

or call Turkcell Investor Relations (+ 90 212 313 1888)


                                       1


[TURKCELL LOGO GRAPHIC OMITTED]




            THE TELECOMMUNICATION AUTHORITY FINES TURKCELL REGARDING
                                NATIONAL ROAMING


          Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                 ISTANBUL
                                                                 --------


Special Subjects:
----------------

The Telecommunication Authority ("TA") has fined Turkcell, claiming that Turkcell has not complied with its responsibility under Turkish regulations to provide national roaming. The fine totals TL21,822,150,300,000 (approximately US$16.7mn as of April 1, 2004). Roaming allows other operators' subscribers to use Turkcell's networks when they are outside the reach of their own operator's network.

Turkcell will take the necessary legal actions against the TA's ruling.




We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                               TURKCELL ILETISIM HIZMETLERI A.S.

                           Umit Akin           Serkan Okandan
                           Legal Affairs       Financial Control and Reporting
                           01.04.2004, 09:30   01.04.2004, 09:30


For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------
or call Turkcell Investor Relations (+ 90 212 313 1888)

[TURKCELL LOGO GRAPHIC OMITTED]




                   TURKCELL BoD DECISIONS DATED MARCH 31, 2004


        Subject: Statement made pursuant to Circular VIII, No: 39 of the
                             Capital Markets Board.


                                                         Istanbul Stock Exchange

                                                                ISTANBUL
                                                                --------

Special Subjects:
----------------

On March 31, 2004, the Board of Directors of Turkcell took the following decisions:

o The Ordinary General Assembly of Turkcell for 2003 to convene at Turkcell Plaza, Conference Room, Mesrutiyet cad. No:153 Tepebasi, Istanbul on Friday, June 4, 2004, at15:00;

o The registered capital ceiling of Turkcell shall be increased from TL500,000,000,000,000 to TL1,500,000,000,000,000;

o Turkcell shall participate, with 99.9% shareholding, in the company to be incorporated in Turkey for foreign investments with a capital amount of Turkish Lira equivalent to US$50 million and with the trade name of "Turktell Uluslararasi Yatirim Holding Anonim Sirketi" or another trade name to be deemed appropriate by the Ministry of Industry and Trade of the Republic of Turkey*;

o Turkcell shall participate, with 85% shareholding, in the company to be incorporated in The Netherlands for investments in Iran with a capital amount of (euro)13.5 million;

o Turkcell shall provide guarantee to Irancell Telecommunication Services Company, which shall be established as per the laws of the Islamic Republic of Iran, pro rata to Turkcell's effective shareholding in this company. The guarantee shall relate to the payment of the licensee fee by Irancell for the first private GSM license realized in the Islamic Republic of Iran.

* The company that will be incorporated under the name of "Turktell Uluslararasi Yatirim Holding Anonim Sirketi" or another trade name to be deemed appropriate by the Ministry of Industry and Trade of the Republic of Turkey will become the holding company for Turkcell's GSM operations abroad. The currently operational Turktell Bilisim Hizmetleri A.S. will continue its operations in the telecommunications sector excluding the GSM businesses.


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                               TURKCELL ILETISIM HIZMETLERI A.S.

                           Umit Akin           Serkan Okandan
                           Legal Affairs       Financial Control and Reporting
                           01.04.2004, 09:30   01.04.2004, 09:30


For further information please e-mail to investor.relations@turkcell.com.tr
                                         ----------------------------------
or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:    April 1, 2004                        By:  /s/ MUZAFFER AKPINAR
                                                  ------------------------

                                                  Name:  Muzaffer Akpinar
                                                  Title: Chief Executive Officer